

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

<u>Via E-mail</u>
Mr. Mike Tomas
President, CEO and Director
Bioheart, Inc.
13794 NW 4th Street, Suite 212,
Sunrise, FL 33325

> **Re: Bioheart, Inc.**
> **Information Statement on Form PRE 14C**
> **Filed December 26, 2012**
> **File No. 001-33718**

Dear Mr. Tomas:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Information Statement on Form PRE 14C</u>

1. Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that would be available as a result of the approval of the amendment to the Articles of Incorporation to increase the number of authorized shares of common stock from 195,000,000 to 950,000,000 shares, including plans related to raising capital or as an alternative to providing cash compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director